May 26, 2006
Ms. Sondra Stokes
Associate Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cingular Wireless LLC (the “Company”) Form 10-K
Dear Ms. Stokes:
     Pursuant to our conference call on Wednesday, May 24, 2006, we hereby submit certain additional clarifications to our May 8, 2006 and May 22, 2006 letters as requested by the Staff of the United States Securities and Exchange Commission relating to Cingular Wireless LLC’s Form 10-K for the year ended December 31, 2005 filed on February 24, 2006.
Form 10-K
•	You have inquired as to the difference between the $2,310 million adjustment to PP&E shown in the purchase price allocation table within Note 2 of our Form 10-K for the year ended December 31, 2005 and the $1,645 million adjustment to property, plant and equipment ("PP&E") that is referenced in Footnote 2 of that table.

The $1,645 million reduction to PP&E encompasses the valuation adjustments that were directly attributable to the integration plans that were approved in 2005.

In addition to this $1,645 million reduction associated with the integration plans, the $2,310 million adjustment included other adjustments to refine the preliminary valuation assumptions that were made and to reflect an appropriate accounting for the acquired AT&T Wireless assets. Examples of non-integration valuation adjustments that were recorded include: 1) reductions to network assets that were initially thought to be “active” cell sites at the acquisition date, but which upon later inspection were deemed to be essentially inactive at the acquisition date; 2) revised assumptions as to the elements included in the valuation of the TDMA network; 3) the elimination of network assets inappropriately included twice in the preliminary valuation; and 4) identification of abandoned assets that had been included in the preliminary valuation.

•	With respect to the $35 million depreciation expense adjustment recorded in 2005 that was attributable to the fourth quarter of 2004, you have requested that we provide an analysis pursuant to SEC Staff Accounting Bulletin No. 99, Materiality (SAB 99). We do not believe this is an error, but rather a revision of our depreciation expense based upon our final purchase price allocation. We believe our accounting, which reflects the adjustment to depreciation expense as a cumulative catch up, is appropriate as there is no specific guidance in the current authoritative literature and the adjustment properly states accumulated depreciation based on the revised valuation of the related PP&E.

As disclosed in our December 31, 2005 Form 10-K, we reduced depreciation expense in 2005 by approximately $35 million to reflect a reduction in the cumulative depreciation expense previously recorded on the PP&E acquired from AT&T Wireless in October 2004. Depreciation expense in 2004 related to these assets was based on the estimated fair value of the acquired PP&E recorded in our preliminary purchase price allocation as of December 31, 2004, which was based on a preliminary appraisal from an independent appraisal firm. In 2005, we finalized this purchase price allocation, which included a reduction in the estimated fair value of the PP&E acquired from AT&T Wireless. In connection with the revision to the purchase price allocation, we recorded an adjustment in 2005 to properly state cumulative depreciation expense.
At your request, we analyzed the materiality of this adjustment to our 2004 and 2005 financial statements on a quantitative and qualitative basis based on the guidance in SAB 99. Based on our analysis below, we do not believe this adjustment has a material impact to either the 2004 and 2005 financial statements. We considered the following quantitative and qualitative factors:
•	For 2005 and 2004, we reported pre-tax income of $531 million and $143 million, respectively, and net income of $333 million and $201 million, respectively. In 2005 and 2004 our results were adversely affected by merger integration costs. These results are near break-even as pre-tax income as a percentage of operating revenues is only 1.5% and 0.7% for 2005 and 2004, respectively, and net income as a percentage of operating revenues is only 1.0% and 1.0% for 2005 and 2004, respectively, substantially lower than our historical and projected margins. As a result, pre-tax income and net income are not meaningful financial statement metrics on which to evaluate materiality.

•	Accordingly, we quantitatively measured overall financial statement materiality for these periods based on operating revenues, operating income and operating income before depreciation and amortization (“OIBDA”) given they are key metrics used by investors, analysts, and management in assessing our financial performance and results. We also compared the $35 million to the total depreciation and amortization expense reported in these periods. The percentage of the $35 million to these respective measures is as follows:

	2005	2004
Operating revenues	0.1%	0.2%
Operating income	1.9%	2.3%
OIBDA	0%	0%
Depreciation & amortization expense	0.5%	1.1%

•	This adjustment neither affects the earnings trend ($977 net income in 2003, $201 net income in 2004, and $333 million net income in 2005) nor does the adjustment impact whether a net loss versus net income was reported. Additionally, the adjustment neither impacts the trend of depreciation and amortization expense ($2.1 billion in 2003, $3.1 billion in 2004, and $6.6 billion in 2005), nor does it impact the trend of total operating expenses or operating income. The adjustment has no effect on revenues or OIBDA.
•	The adjustment did not impact:
•	compliance with regulatory requirements.

•	compliance with any debt covenants or contractual requirements.

•	bonus awards earned for 2004 or 2005.

•	Cingular meeting analysts’ expectations for 2004 or 2005.

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We do not believe this amount is significant to the users of our financial statements nor the users of the financial statements of our owners, AT&T Inc. and BellSouth Corporation. The adjustment results from reductions to the estimated fair value of acquired AT&T Wireless PP&E, which were not known until finalization of our purchase price allocation in 2005. Accordingly, our 2004 depreciation expense is an estimate and was based on the estimated fair value of property and equipment in our preliminary purchase price allocation as recorded in our December 31, 2004 financial statements.

Again, we do not believe this is an error, but rather a revision of our depreciation expense based on our final purchase price allocation. Regardless, the impact of this adjustment is immaterial to the financial statements on a quantitative and qualitative basis.

•	In connection with your request for contemporaneous documentation regarding Cingular’s network integration plan and the evolution of that plan, we are providing the following, which is attached. An appendix listing is provided below.
•	Appendix A — February 17, 2004 — Cingular Press Release — “Cingular to Acquire AT&T Wireless, Create Nation’s Premier Wireless Carrier”

•	Appendix B — December 1, 2004 — Cingular Analyst Call — “The New Cingular” — Post Acquisition Investor Update

•	Appendix C — April 20, 2005 — Cingular Earnings Presentation — “First Quarter 2005 Financial and Operational Results”

•	Appendix D — June 2, 2005 — Lehman Brothers Worldwide Wireless and Wireline Conference

•	Appendix E — July 20, 2005 — Cingular Earnings Presentation — “Second Quarter 2005 Financial and Operational Results”

•	Appendix F — October 19, 2005 — Cingular Earnings Presentation — “Third Quarter 2005 Financial and Operational Results”

•	Appendix G — October 12, 2005 — Filed Form 8-K detailing certain information relating to the second and final phase of the network rationalization.
•	Additionally, we have delivered supplementally under separate cover certain information relating to our network integration plans and the dissolution of our GSMF joint venture with T-Mobile
     In responding to the Staff’s comments, we acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings; we acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and we acknowledge that we may not assert Staff comment as a defense in any proceeding initiated by the Commission of any person under federal securities laws of the United States.
     We hope the above responses resolve the Staff’s comments. We understand that the resolution of these comments is required prior to the effectiveness of the Registration Statement on Form S-4 filed by AT&T Inc. on March 31, 2006. Any questions or comments may be communicated to the undersigned (404-236-6539) or to Philip Teske (404-236-6538).

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     Please send any copies of any correspondence relating to these filings to me by facsimile at 404-236-6585 with the original by mail to 5565 Glenridge Connector, Room 1891, Atlanta, Georgia 30342.
Very truly yours,
/s/ Gregory T. Hall
Gregory T. Hall
Vice President and Controller
Attachments

cc:	Robert Littlepage, Jr.
Melissa Hauber
(Securities and Exchange Commission)

Carol L. Tacker
Clarence Manning
Philip Teske
(Cingular Wireless LLC)

Chris Hamilton
Jim Havel
(Ernst & Young LLP)

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Appendix A
February 17, 2004 — Cingular Press Release — “Cingular to Acquire AT&T Wireless, Create Nation’s Premier Wireless Carrier”

Cingular to Acquire AT&T Wireless, Create Nation’s Premier Carrier
$41 billion deal to create number one wireless carrier, bring greater network coverage, improved service quality, new advanced data services to customers
ATLANTA, Feb. 17 /PRNewswire-FirstCall/ — Cingular Wireless LLC, a joint venture between SBC Communications Inc. (NYSE: SBC) and BellSouth Corp. (NYSE: BLS), announced today an agreement to acquire AT&T Wireless (NYSE: AWE), creating the premier wireless carrier in the United States. Today, the combined company would have 46 million customers and one of the most advanced digital networks in the U.S., with spectrum in 49 states and coverage in 97 of the top 100 markets. The combined 2003 annual revenues of the two companies would have exceeded $32 billion.
Under the terms of the agreement approved by the boards of directors of Cingular and AT&T Wireless, shareholders of AT&T Wireless will receive $15 cash per common share or approximately $41 billion. The acquisition, which is subject to the approvals of AT&T Wireless shareholders and federal regulatory authorities, and to other customary closing conditions, is expected to be completed as soon as late 2004.
“This is great news for America’s wireless users,” said Stan Sigman, president and CEO of Cingular Wireless. “By combining the strengths of these two companies we expect to accelerate the availability of advanced wireless services for consumers. This combination is expected to create customer benefits and growth prospects neither company could have achieved on its own and will mean better coverage, improved reliability, enhanced call quality and a wide array of new and innovative services for consumers.”
“Today’s announcement is a triple win for AT&T Wireless shareowners, customers and employees,” said John D. Zeglis, AT&T Wireless Chairman and CEO. “For shareholders, the transaction provides a handsome return on investment. For customers, this means all the advantages only the nation’s largest wireless company can provide. For employees who become part of the combined company, this means more opportunities than they otherwise would have had with AT&T Wireless as a standalone company.”
Sigman continued: “Wireless communications is one of the most significant growth drivers in the telecommunications industry, and with the acquisition of AT&T Wireless, we believe no other company will be better positioned than Cingular to grow with the market’s continued expansion. The new company will have a strong foundation to begin rolling out exciting new services and data applications that enrich the end-user experience.”
Bigger Network, Better Coverage
Customers of the new company will have access to the largest GSM network in the United States. GSM is the world’s most widely used wireless technology with nearly one billion customers in more than 200 nations. Because both companies use the same technology, the network integration will bring customers almost immediate improvement in coverage and call quality. Cingular customers also will have the widest choice of handsets and devices in the industry.
Because of improved spectrum holdings, the new company should be able to accelerate its offering of advanced wireless data services and pave the way for high-speed third generation services in the future. This is important because consumers and businesses are increasingly relying on wireless internet and e-mail access. Cingular and AT&T Wireless have been leaders in rolling out high-speed wireless data offerings, including GPRS (General Packet Radio Services), EDGE (Enhanced Data rates for GSM Evolution) and trialing next generation UMTS (Universal Mobile Telecommunications System).
In addition, the new combined company will be well positioned to deliver unmatched services for business customers, including high-speed wireless connectivity for PCs and wireless e-mail devices — such as BlackBerry(R) — for mobile executives.
Improved Operating Efficiencies
Cingular expects to achieve significant operating synergies through this acquisition by consolidating networks, distribution, billing, procurement, marketing, advertising and other functions. The company expects to generate more than $1 billion in operating expense and capital expenditure savings in 2006, and in excess of $2 billion in annual savings beginning in 2007. Wireless Leadership
“Cingular has a solid track record of successfully integrating companies,” said Sigman. “Three years ago, we created Cingular by combining two of the strongest regional wireless companies in the United States. We also created one of the best-known and most recognizable brands in America. Now, we have the opportunity to use our combined resources to provide wireless users with services that are second-to-none.”
The boards of Cingular and AT&T Wireless have approved the merger agreement. SBC Communications and BellSouth have committed funding to Cingular for the all cash deal. Funding requirements for SBC will be approximately $25 billion and for BellSouth, approximately $16 billion. Cingular expects the combined operations will generate positive free cash flow in 2005. Both SBC and BellSouth expect to have some dilution to GAAP and cash earnings per share in 2005 and 2006. Cash earnings per share for both SBC and BellSouth are expected to be accretive in 2007. GAAP earnings per share for BellSouth are expected to accretive in 2008 and accretive for SBC in 2007.

SBC’s and BellSouth’s proportionate equity stake in Cingular will remain unchanged following the transaction, with SBC holding 60 percent and BellSouth 40 percent of the equity. Management control will remain 50-50.
ABOUT CINGULAR WIRELESS
Cingular Wireless, a joint venture between SBC Communications (NYSE — SBC) and BellSouth (NYSE - BLS), serves more than 24 million voice and data customers across the United States. A leader in mobile voice and data communications, Cingular is the only U.S. wireless carrier to offer Rollover(TM), the wireless plan that lets customers keep their unused monthly minutes. Cingular has launched the world’s first commercial deployment of wireless services using Enhanced Data rates for GSM Evolution (EDGE) technology. Cingular provides cellular/PCS service in 43 of the top 50 markets nationwide, and provides corporate e-mail and other advanced data services through its GPRS, EDGE and Mobitex packet data networks. More information about the company is available at http://www.cingular.com.
ABOUT AT&T WIRELESS
AT&T Wireless (NYSE: AWE) is the second-largest wireless carrier, based on revenues, in the United States. With 21.980 million subscribers as of December 31, 2003, and revenues of more than $16.6 billion over the past four quarters, AT&T Wireless delivers advanced high-quality mobile wireless communications services, voice and data, to businesses and consumers, in the U.S. and internationally. For more information, please visit us at http://www.attwireless.com.
Cautionary Language Concerning Forward-Looking Statements Information set forth in this news release contains financial estimates and other forward-looking statements that are subject to risks and uncertainties. While not exhaustive, some factors that could affect future operating results, financial position and cash flows and could cause actual results to differ materially from those expressed or implied in the forward-looking statements are:
*	the pervasive and intensifying competition in all markets where we operate;

*	failure to quickly realize capital and expense synergies from the acquisition of AT&T Wireless as a result of technical, logistical, regulatory and other factors;

*	problems associated with the transition of our network to higher speed technologies caused by delayed deliveries of infrastructure equipment and handsets, cost overruns, perceived service degradation as more spectrum is devoted to new technologies, customer dissatisfaction with new handsets that operate on multiple networks to accommodate our technology migration, equipment malfunctions and other factors;

*	slow growth of our data services due to lack of popular applications, terminal equipment, advanced technology and other factors;

*	shortages and unavailability of spectrum for new services and geographic expansion;

*	pervasive and prolonged adverse economic and employment conditions in the markets we serve;

*	changes in available technology that make our existing technology obsolete or expensive to upgrade;

*	the final outcome of FCC/DOJ review, including rulemakings, and judicial review, if any, of such proceedings;

*	impact of local number portability on our growth and churn rates, revenues and expenses;

*	enactment of additional state and federal laws, regulations and requirements pertaining to our operations;

*	availability and cost of capital;

*	impact of any industry consolidation; and

*	the outcome of pending or threatened complaints and litigation.
Cingular, SBC and BellSouth disclaim any obligation to update or revise statements contained in this news release based on new information or otherwise.
Note: Cingular will hold a webcast for media at 10:00am EST, Feb 17 on http://www.firstcallevents.com/service/ajwz400343753gf12.html Cingular will hold a webcast for investment analysts at 11:30am EST on http://www.sbc.com/investor_relations and http://www.bellsouth.com/investor.

Appendix B
December 1, 2004 — Cingular Analyst Call — “The New Cingular” – Post Acquisition Investor Update

Network Integration Schedule Percent of POPs Covered by Completed Network
1H05 • Network planning and design • 6% overlap markets complete 2H05 • 35% T-Mobile unwind complete • 35% overlap markets complete 1H06 • 50% T-Mobile unwind complete • 80% overlap markets complete 2H06 • 100% T-Mobile unwind complete • 100% overlap markets complete
Non-overlap — 9% Divestiture — 3% CA/NV/NY unwind — 22% Overlap markets — 66% 1H05 2H05 1H06 2H06
0%25% 50% 75% 100%

Appendix C
April 20, 2005 — Cingular Earnings Presentation – “First Quarter 2005 Financial and Operational Results”

Network Integration OnSchedulePercent of POPsCovered1H05by Completed Network•Network planning and design•6% overlap markets complete1H052H052H05•35% T-Mobile unwind complete•35% overlap markets complete1H061H062H06•50% T-Mobile unwind complete•80% overlap markets complete0%25%50%75%100%Non-overlap — 9%2H06Divestiture — 3%•100% T-Mobile unwind completeCA/NV/NY unwind — 22%•100% overlap markets completeOverlap markets — 66%15

Appendix D
June 2, 2005 — Lehman Brothers Worldwide Wireless and Wireline Conference

Network Integration OnScheduleNetworkIntegrationPercent of POPs Coveredby Completed NetworkNetwork1H05Modernization•Network planning and design•6% overlap markets completeDistribution1H052H05Customer2H05•35% T-Mobile unwind completeService•35% overlap markets complete1H06Billing System1H06Consolidation2H06•50% T-Mobile unwind completeAdvertising•80% overlap markets completeMessage &0%25%50%75%100%ExecutionNon-overlap — 9%2H06SegmentDivestiture — 3%•100% T-Mobile unwind completeGrowthCA/NV/NY unwind — 22%Overlap markets — 66%•100% overlap markets completeVoice & Data

Network Integration OnScheduleNetworkIntegration1H’05 ProgressPercent of POPs Coveredby Completed Network•Non-overlap markets completeNetworkModernizationby June•Divestiture transactionsDistribution1H05completed ahead of schedule•Network planning and designCustomer2H05Serviceis nearcompletion1H06•Over 10,000 sites identified forBilling SystemdecommissioningConsolidation2H06Advertising•T-Mobile unwind ahead ofMessage &schedule- 44% of customers0%25%50%75%100%Executionon Cingular’s network in NYCNon-overlap — 9%SegmentDivestiture — 3%•Integration on track in overlapGrowthCA/NV/NY unwind — 22%markets –35 out of 63 marketsOverlap markets — 66%will be integrated by year end.Voice & DataARPU

Appendix E
July 20, 2005 — Cingular Earnings Presentation – “Second Quarter 2005 Financial and Operational Results”

Network Integration OverviewPlanning & Design20052H’052006•Substantially Complete – over 10,000sites identified for decommissioningPlanning & DesignCA / NV / NY Unwind•75% of customers on Cingular’s network inCA / NV / NY UnwindNYC•Unwind activities continue through 2006TDMA DecommissioningTDMADecommissioning•47 TDMA overlap markets•Completion anticipated by EOY 2005GSM IntegrationGSM Integration•Integration on track in overlap markets –35 out of 63 markets will be integrated byUMTS/HSDPAyear end.DeploymentUMTS/HSDPA Deployments1•On track to launch 15 to 20 markets in 2005

TDMA DecommissioningTDMA DecommissioningTDMA Network Load•GSM migration success has(Illustrative)benefited both TDMA systems asanticipated•47 TDMA overlap markets with nearly11,000 sites identified for radiodecommissioning•Lowers network costs1H’05 ProgressOrangeBlueEOY 2005•Duplicate TDMA networks identifiedTDMATDMAOneNetworkNetworkTDMA•Completed 4 major TDMA turndownsNetworkSpare Capacity•On track to complete all 47 marketsOrange Customersby EOY 2005Blue Customers•One TDMA network will remain inservice17

Appendix F
October 19, 2005 — Cingular Earnings Presentation – “Third Quarter 2005 Financial and Operational Results”

Network Integration & Modernization200520062007Planning & Design•Complete – over 12,000 GSM sitesPlanning& Designidentified for decommissioningTDMA RationalizationTDMA•Completed 30 of 47 major TDMARationalizingturndowns – removed radios frommore than 6,000 sites out of10,000 plannedGSM IntegrationGSM Integration•30 out of 63 markets will be integratedby year endNYUnwindUnwind•Conversion complete in NYC•About 55% of customers in CaliforniaCA / NV Unwindand Nevada are on the Cingular network3G Deployment3G Deployment•On track to launch UMTS/HSDPAin 15-20 markets in 200514

Appendix G
October 12, 2005 – Filed Form 8-K detailing certain information relating to the second and final phase of the network rationalization.

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): October 12, 2005
CINGULAR WIRELESS LLC
(Exact name of registrant as specified in its charter)

Delaware	1-31673	74-2955068

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
5565 Glenridge Connector, Atlanta, Georgia 30342
(Address of principal executive offices) (Zip Code)
Registrant’s telephone number, including area code: (404)236-7895
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.05. COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES
On October 12, 2005, the Company approved the second and final phase of its network integration plan. This plan complements the activities that were undertaken in June 2005 to eliminate redundant network facilities that arose upon the purchase in October 2004 of AT&T Wireless Services, Inc. (AT&T Wireless). In connection with the second phase of the network integration plan, the Company will integrate its GSM (Global System for Mobile Communication) networks, decommission redundant cell sites and core network elements, and swap vendor equipment in various markets in order to have like equipment in each operating market. The plan is anticipated to result in the decommissioning of approximately 7,600 cell sites of which approximately 5,700 were acquired from AT&T Wireless. The Company expects to complete activities associated with its network integration plans by December 31, 2006.
Costs expected to be incurred in connection with the network integration plan principally include cash costs associated with terminating ground, colocation and other leases at decommissioned cell sites and costs to remove excess network equipment. Exit cost liabilities associated with integration activities of the acquired AT&T Wireless network were recorded as an adjustment to the AT&T Wireless purchase price allocation in accordance with the requirements of Emerging Issues Task Force Issue (EITF) No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination (EITF 95-3) as of September 30, 2005. All other exit cost liabilities will be recognized in the income statement when those costs have been incurred in accordance with Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146).
A summary of total expected cash expenditures to be incurred under SFAS 146 and EITF 95-3 for the second phase of the network integration plan is presented in the table below (in millions):

	Summary of Exit and Disposal Costs
	Estimate of	Estimate of
	Costs Expected	Costs Expected	Total Costs
	to be Incurred	to be Incurred	Expected to be
	(SFAS 146)	(EITF 95-3)	Incurred
Lease Terminations	$100	$200	$300
Equipment Removal	126	194	320

Total	$226	$394	$620

Item 2.06. MATERIAL IMPAIRMENTS
In connection with the approval of the second phase of its network integration plan on October 12, 2005, as described above, the Company recognized approximately $60 in network equipment write-offs as of September 30, 2005 for equipment removed from service during the quarter. Cash expenditures that will be incurred pursuant to these network equipment write-offs are included in Item 2.05 above.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CINGULAR WIRELESS LLC
Date: October 18, 2005	By:	/s/ Peter A. Ritcher
Peter A. Ritcher
Chief Financial Officer (Principal Financial Officer)

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